
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 14, 2009

Mr. John Seaman
Chief Financial Officer
Pediment Gold Corp.
789 West Pender Street, #720
Vancouver, BC Canada V6C 1H2

> **Re: Pediment Gold Corp.**
> **Form 20-F/A for the Fiscal Year Ended September 30, 2008**
> **Filed June 10, 2009**
> **Response Letter Dated June 10, 2009**
> **File No. 0-52509**

Dear Mr. Seaman:

We have reviewed your amended filing and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2008, Amendment No. 1

Business of Pediment Gold Corp., page 3

1.   We note your response to our prior comment 2 and reissue the comment. Some references to development activities still remain in your filing: for example, on page 3, a statement that your "focus is to <u>develop gold assets</u> in Mexico [emphasis added]" and on page 87, in Note 1 to the consolidated financial statements, a statement that you are "<u>engaged in the business of</u> the acquisition of, exploration for, and <u>development</u> of mineral properties [emphasis added]" and a reference to "cash and cash equivalents available to … <u>continue</u> exploring and <u>developing</u> its mineral properties [emphasis added] … ."

Controls and Procedures, page 73

2.   We note your response to our prior comment 3. Please revise to clarify whether the changes have materially affected or are reasonably likely to materially affect your internal control over financing reporting.

<u>Exhibits, page 76</u>

3.   We note your response to our prior comment 5 and reissue the comment. Please revise to specify, for each material contract that is being incorporated by reference, the precise exhibit number from the previous filing.

<u>Closing Comments</u>

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237, Mike Karney at (202) 551-3847, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director